                                                                     EXHIBIT 2.3


                         STRATEGIC DATA SYSTEMS, INC.


                                                                    CONFIDENTIAL


Mr. Samuel J. Fleager

Dear Mr. Fleager:

        Strategic Data Systems ("SDS") is pleased to submit to you the following proposal to sell you all of the outstanding shares of common stock of Applied Quoting Systems, Inc., a Wisconsin corporation ("AQS"). The basic terms contemplated for the proposed sale are set forth below.

        1. Sale of AQS. SDS would sell you all of the issued and outstanding common stock of AQS for a cash purchase price of $2,500,000 payable at closing. The sale of the AQS stock would be made without liability to SDS for any obligations of AQS, including employment obligations of AQS to its employees.

        2. Definitive Agreement. The sale will be subject to the terms and conditions to be set forth in a definitive purchase agreement. SDS shall use its good faith efforts to provide you with a draft of the definitive purchase agreement as soon as practical after your execution of this letter.

        3. Brokers. Neither SDS nor you have retained any broker in connection with the sale of AQS and no fee or commission is or will be payable to any broker, agent or finder in connection with the purchase contemplated herein.

        4. Closing Date. The Closing Date shall be July 15, 1997, unless extended by mutual agreement of the parties, but in no event later than July 30, 1997. The parties shall use their reasonable efforts to facilitate closing the sale of AQS no later than July 15, 1997. In the event a definitive purchase agreement shall not have been executed by the parties by July 15, 1997, the provisions of this letter shall be null and void and of no further effect except as otherwise herein provided.

        5. Expenses. Each of the parties hereto will bear and pay all costs and expenses incurred by it with respect to the purchase contemplated herein and all investigations and proceedings in connection therewith, including, without limitation, fees and expenses of their respective counsel, accountants and investment advisors.

        6. Non-Binding Agreement. This letter shall not constitute a binding agreement of you to purchase or SDS to sell all or any portion of AQS and, until this letter is superseded by an executed definitive agreement, the parties hereto will not be under any obligation or have any liability to each other, except that the provisions of this Section 6 shall constitute a binding agreement of the parties with respect to its subject matter until the termination of negotiations with respect to the proposed purchase by written consent of all parties hereto, and the provisions of Sections 3, 5, 7 and 8 shall constitute a binding agreement of the parties with respect to their subject matter.

        7. Public Disclosure. You agree not to issue any press release or make any other public statement or disclosure concerning the proposed sale of AQS to you without our prior express consent. In addition, you agree not to contact employees, vendors, or customers of AQS regarding the proposed sale of AQS to you without our prior express consent, except employers and customers who might be part of the investment group.

Mr. Samuel J. Fleager
June 30, 1997
Page 2


        8. Confidentiality. You will hold and will cause your representative to hold in strict confidence all confidential documents and information concerning AQS furnished to you in connection with the transactions contemplated by this letter (except to the extent that such information can be shown to have been (i) previously known by you prior to its disclosure to you by AQS, (ii) in the public domain through no fault of yours or (iii) later lawfully acquired by you from other source) and will not release or disclose such information to any other person, except in connection with your evaluation of the proposed acquisition of AQS, to (a) your auditors, attorneys, financial advisors and other consultants or advisors and (b) responsible financial institution, partnerships and individuals (it being understood that such persons shall be informed by your of the confidential nature of such information and shall be directed by you to treat such information confidentiality); provided that you may provide such documents and information in response to judicial or administrative process or applicable governmental laws, rules, regulations, orders or ordinances, but only that portion of the documents or information which, on the advise of counsel, is legally required to be furnished, and provided that you notify SDS of your obligation to provide such information under applicable law. In addition, you agree not to use such information for any purpose other than your evaluation of the proposed acquisition of AQS by you. If the transactions contemplated by this letter are not consummated, such confidence shall be maintained except to the extent such information can be shown to have been (i) previously known by you, prior to its disclosure to you by AQS, (ii) in the public domain through no fault of yours, or (iii) later lawfully acquired by you, from other sources, and if requested by SDS, you will destroy or return to AQS all copies of written information furnished by AQS to you or your, agents representatives or advisers.

        If the foregoing accurately sets forth your understanding with us, please indicate your concurrence therewith by executing this letter where indicated and returning one fully executed copy to the undersigned by facsimile. The undersigned will deliver to you by overnight delivery two counterpart copies of this letter executed by the undersigned, and it is requested that you execute such hard copies and return one fully executed copy to the undersigned. We are prepared to prepare a definitive purchase agreement if a fully executed copy of this letter is received by the undersigned by facsimile on or before two days after the date of this letter.



                                        Sincerely,


                                        Strategic Data Systems, Inc.


                                        By: /s/  F. GEORGE DUNHAM, III
                                            ---------------------------------
                                                 F. George Dunham, III


Accepted and Agreed
this 1st day of
July, 1997.


/s/ SAMUEL J. FLEAGER
--------------------------
Samuel J. Fleager